U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE: Nicholas High Income Fund, Inc. (the “Fund”)

File No. 002-10806

CIK No. 0000107822

Request for Withdrawal of Amendment to Registration Statement Filed on Form N-1A

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of the Fund, I hereby request the withdrawal of an amendment filing made with the Commission on Form N-1A on April 29, 2020 (Accession No. 0000723455-20-000007) (the "April 29 Filing").

The April 29 Filing was intended to be a post-effective amendment to Nicholas II, Inc.'s (002-85030) Registration Statement on Form N-1A, which was subsequently filed for Nicholas II, Inc. on April 29, 2020 (Accession No. 000723455-20-000010). The incorrect File, Series and Class numbers were used for the April 29 Filing. Therefore, it is appropriate to withdraw the April 29 Filing with Accession No. 000723455-20-000007.

If you have any questions or comments, please contact me at (414) 272-4650 or edgar@nicholasfunds.com. Thank you.

Sincerely,

/s/ Jennifer R. Kloehn

Jennifer R. Kloehn

Chief Compliance Officer

Nicholas High Income Fund, Inc.